Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds Trust (comprised of the
Dreyfus Premier Managed Income Fund, Dreyfus Premier
Limited Term High Yield Fund and Dreyfus Premier Core Value
Fund) (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30,
2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board
(United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2005, and with respect to agreement of security purchases and sales, for the period from March 31, 2005
(the date of our last examination), through June 30, 2005:

1. 	Examination of Mellon Bank N.A.'s (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;

2. 	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;

3.	Inspection of documentation of other securities held
in safekeeping by Custodian but not included in 1) and
2) above;

4. 	Reconciliation between the Funds' accounting records
and the custodian's records as of June 30, 2005 and verified reconciling items;

5.	Agreement of pending trade activity for each Fund as
of June 30, 2005 to documentation of corresponding subsequent cash receipts or payments;

6.	Agreement of Dreyfus Family of Funds' trade tickets
for seven purchases and eight sales or maturities for the period March 31, 2005 (the date of our last examination) through June 30, 2005, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;

7. 	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with the Custodian's records;

8.	We reviewed Mellon Global Securities Services Report
on Controls Placed in Operation and Tests of Operating
Effectiveness ("SAS 70 Report") for the period January
1, 2005 through June 30, 2005 and noted no negative findings were reported in the areas of Asset Custody and Control.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The
Dreyfus/Laurel Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2005, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The
Dreyfus/Laurel Funds Trust and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
September 23, 2005


September 23, 2005

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Funds Trust (comprised of
Dreyfus Premier Managed Income Fund, Dreyfus Premier
Limited Term High Yield Fund and Dreyfus Premier Core Value
Fund) (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2005 and from March 31, 2005 through June 30, 2005.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2005, and from March 31, 2005 through June
30, 2005 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust


James Windels
Treasurer